UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Mercari Communications Group, Ltd.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

587572306
(CUSIP Number)

Mr. Ronald S. Robbins Executive Vice President and Chief Operating Officer Diversified Private Equity Corporation 135 Fifth Avenue, 10th Floor New York, New York 10010 (212) 739-7700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ ..

SCHEDULE 13D

CUSIP No. 587572306

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Diversified Private Equity Corporation 52-2158952
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,822,401 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 43,822,401 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,822,401 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.5%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 587572306

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Scott L. Mathis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,630,275 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,630,275 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,630,275 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%
14	TYPE OF REPORTING PERSON IN/HC

Item 1.      Security and Issuer.

(a)  This statement on Schedule 13D relates to the common stock of Mercari Communications Group, Ltd., a Colorado corporation (the “Issuer”).

(b)  The principal executive offices of the Issuer are located at 135 Fifth Avenue, 10th Floor, New York, New York 10010.

Item 2.      Identity and Background.

(a)-(c) and (f)  This statement is being filed by Diversified Private Equity Corporation, a Delaware corporation (“DPEC”) and Scott L. Mathis, a citizen of the United States, the Chief Executive Officer, President, Chairman of the Board, and a significant shareholder of DPEC (each of DPEC and Mr. Mathis may be referred to herein as a “Reporting Person” and collectively may be referred to as “Reporting Persons”).

Mr. Mathis may be deemed to be the indirect beneficial owner of a pro rata portion of the shares deemed to be beneficially owned by DPEC by virtue of his shared voting power over such shares and his ownership interest in DPEC. The foregoing should not be construed in and of itself as an admission by Mr. Mathis as to beneficial ownership of the shares owned by DPEC and Mr. Mathis disclaims any beneficial ownership except to the extent of his pecuniary interest in DPEC.

The business address for the Reporting Persons is c/o Diversified Private Equity Corporation, 135 Fifth Avenue, 10th Floor, New York, New York 10010.

DPEC is a vertically integrated company that creates, develops, markets, sells and manages private equity investment opportunities principally in the biotechnology industry and in non leveraged global real estate assets.  Mr. Mathis is the Chief Executive Officer, President and Chairman of the Board of DPEC.

(d)  During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  Except as set forth below, during the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FINRA Matter:

In May 2007, DPEC Capital, Inc. (“DPEC Capital”), Scott Mathis and two other officers of DPEC Capital, entered into a settlement of a disciplinary action filed in May 2004 by the NASD (now known as FINRA), the regulatory body that has primary jurisdiction over DPEC Capital, a wholly-owned subsidiary of DPEC.  Many of the most serious allegations asserted by FINRA were ultimately withdrawn, including all allegations and charges that there had been any fraudulent, intentional, knowing or willful violations of the federal securities laws.  The NASD had also alleged that private placements of  DPEC securities sold through DPEC Capital were conducted in violation of the Securities Act of 1933, as amended, that there were several failures to comply with the NASD’s reporting requirements related to disciplinary and other matters, that DPEC Capital operated in violation of its net capital requirement on three separate days in 2001, and other matters.  The settlement resolved a substantial majority of the charges in the case that were not withdrawn, and in connection therewith, Mr. Mathis received a 30-day suspension from acting in a principal capacity for DPEC Capital and DPEC Capital was suspended for 60 days from accepting new engagements to offer private placements, which also has been completed.  The settling parties also agreed to pay fines totaling $215,000, all of which has been paid, and DPEC Capital was also required to engage an independent consultant to evaluate its practices and procedures relating to private placement offerings, and to make necessary changes in response to the consultant’s recommendations.

While the settlement with the NASD resolved most of the issues in the case, a few remaining charges were not resolved, namely, whether Mr. Mathis inadvertently or willfully failed to properly make certain disclosures on his personal NASD Form U-4.  These charges were addressed at a hearing before FINRA’s Office of Hearing Officers in July 2007, and were resolved by a decision dated December 19, 2007.  In that decision, Mr. Mathis was found to have negligently failed to make, or timely make, certain disclosures on his Form U-4 (concerning certain personal tax liens which relate to tax years as far back as 1993 and which have been paid off, and two customer complaints), and to have willfully failed to disclose certain tax liens for part of the period in question.  In connection only with his duties at DPEC Capital, Mr. Mathis received a three-month suspension (plus a second ten-day suspension which would run concurrently), and was fined $12,500.  (These sanctions will not take effect at least until the pending appeal is decided.)  By finding that he acted “willfully” in part, Mr. Mathis may in the future become subject to a “statutory disqualification” if this finding is not ultimately reversed on appeal.  In that event, he may be required to cease working for DPEC Capital, which could have a material adverse effect on DPEC Capital’s prospects and performance.

Mr. Mathis never disputed that he failed to timely make these disclosures on his Form U-4.  However, he does dispute the willfulness finding, and is appealing this finding. Mr. Mathis appealed the Office of Hearing Officers’ decision to the FINRA National Adjudicatory Council (NAC). On December 16, 2008, NAC affirmed the decision of the Office of Hearing Officers pertaining to the “willfulness” issue, and even slightly broadened it. Mr. Mathis appealed this decision to the SEC, and that appeal is pending. He has the right to pursue a further appeal to the United States Court of Appeals, if necessary. The suspensions and fine against Mr. Mathis have been stayed pending appeal.

Item 3.      Source and Amount of Funds or Other Consideration.

DPEC acquired beneficial ownership of 43,822,401 shares of common stock pursuant to the Stock Purchase that is described in Item 4 below.  The total consideration paid to the Issuer for the 43,822,001 shares purchased from the issuer was $43,822.  DPEC also purchased 200 shares each from the two former controlling shareholders of the Issuer for total consideration of $180,000 payable to each selling shareholder, of which $75,000 had been previously paid to each as a deposit with respect to a letter of intent and related amendments entered into between DPEC, the Issuer and the controlling shareholders, and $105,000 was paid to each at closing.  DPEC used its working capital to pay the purchase price for the shares.

Item 4.       Purpose of Transaction.

On November 9, 2009, the Issuer entered into a Stock Purchase Agreement with DPEC and Kanouff, LLC (“KLLC”) and Underwood Family Partners, Ltd. (“Partnership”), the two entities which were the majority shareholders of the Issuer and which are controlled by the officers and directors of the Issuer, under which DPEC purchased an aggregate of 43,822,001 shares of common stock from the Issuer for a purchase price of $43,822, or $0.001 per share.  In addition, DPEC purchased 200 shares of the Issuer’s common stock from KLLC and 200 shares of the Issuer’s common stock from Partnership for $180,000 payable to each, of which $105,000 was paid at closing and of which $75,000 had previously been paid to each as a deposit with respect to a letter of intent and related amendments entered into between the parties.

The Stock Purchase Agreement contains post-closing covenants whereby the Issuer and DPEC agree to utilize their commercially reasonable efforts to cause the Issuer to (i) remain a Section 12(g) reporting company in compliance with and current in its reporting requirements under the Exchange Act; and (ii) cause all of the assets and business or equity interest of DPEC, its subsidiaries and affiliated companies to be transferred to the Issuer and, in connection with such transactions, cause the Issuer’s stock to be distributed by DPEC to DPEC’s stockholders and the holders of equity interests in the affiliated companies (“Reorganization Transaction”).  In connection with and contemporaneously with the

Reorganization Transaction, it is anticipated that the Issuer and/or DPEC will seek to obtain at least $10 million in gross proceeds from a financing (the “Financing”).  If the gross proceeds from the Financing exceed $15 million at the time of the last closing of such financing, the Issuer will issue additional shares of common stock to DPEC at a purchase price of $.001 per share as follows:  (i) 18,164,560 additional shares if the amount of the Financing is at least $15 million and less than $20 million; or (ii) 34,058,550 additional shares if the amount of the Financing is $20 million or more.  After consummation of the Financing, the Issuer will seek to register for resale all of the shares issued in the Financing and shares of common stock issued by the Issuer from and after December 1, 2001 and prior to the date of the Stock Purchase Agreement.  The Issuer will use its commercially reasonable efforts to file a registration statement within 60 days after consummation of the Reorganization Transaction (“Filing Date”) and to have the registration statement become effective within 180 days after the Filing Date.  If the SEC requires the Issuer to reduce the number of shares included under such registration statement, any such reduction will first be made from the shares issued in the Financing.  The post-closing obligations of DPEC and the Issuer discussed herein are contingent upon DPEC’s good faith determination that, after taking commercially reasonable efforts, the transactions are feasible.  Such determination shall take into account all relevant material factors, including without limitation, then-current economic, financial and market conditions.

Upon the closing of the Stock Purchase Agreement, the Issuer experienced a change in control and a change in all of the members of the Board of Directors.

The authorized capital stock of the Issuer consists of 950,000,000 shares of common stock and 20,000,000 shares of preferred stock.  As of November 9, 2009, there were 1,589,399 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.  Immediately following the closing of the Stock Purchase Agreement, there were 45,411,400 shares of common stock issued and outstanding.  Immediately following the closing of the Stock Purchase Agreement, DPEC owned an aggregate of 43,822,401 shares of the common stock out of the total of 45,411,400 shares of common stock issued and outstanding at the closing, or approximately 96.5% of the Company’s issued and outstanding shares.

In accordance with the provisions of the Stock Purchase Agreement, effective as of the closing, Messrs Kanouff and Underwood, the existing directors and executive officers of the Company, resigned, and Scott L. Mathis, Julian Beale and Peter Lawrence were appointed as the Issuer’s directors and Scott L. Mathis, Ronald S. Robbins, Tim Holderbaum were appointed as the executive officers.

Item 5.      Interest in Securities of the Issuer.

(a)  As of the date hereof, DPEC may be deemed to be the beneficial owner of an aggregate of 43,822,401 shares of common stock.  The aggregate number of shares of common stock of the Issuer DPEC beneficially owns represents 96.5% of the Issuer’s outstanding common stock based on 45,411,400 shares of such common stock outstanding.

Mr. Mathis, as the Chief Executive Officer, President, Chairman of the Board and a significant shareholder of DPEC, may be deemed to indirectly beneficially own 8,630,275 shares of the Issuer’s common stock, which represents a pro rata amount of the shares of common stock beneficially owned by DPEC representing his pecuniary interest in DPEC.  The aggregate number of shares of common stock of the Issuer Mr. Mathis may be deemed to beneficially own represents 19.0% of the Issuer’s outstanding common stock based on 45,411,400 shares of such common stock outstanding.

The foregoing should not be construed in and of itself as an admission by Mr. Mathis as to beneficial ownership of the shares owned by DPEC.

(b)  DPEC has the sole power to vote or to direct the voting of all such shares described in Item 5(a) above.  DPEC has the sole power to dispose or direct the disposition of all such shares described in Item 5(a) above.  Mr. Mathis may be deemed to have shared power to vote or to direct the vote of a pro rata portion of the shares beneficially owned by DPEC, and the shared power to dispose or direct the disposition of such shares by virtue of his ownership interest in DPEC and his position as an executive officer and

Chairman of the Board of DPEC.  Mr. Mathis disclaims such beneficial ownership interest except to the extent of his pecuniary interest in DPEC.

(c)  Other than as described in Items 3 and 4, during the past sixty days prior to the date hereof, the Reporting Persons have not engaged in any transaction in the Issuer’s common stock.

(d)  No person, other than the Reporting Persons, is known to have the right to receive of the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of common stock beneficially owned by the Reporting Persons.

(e)  Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None, except as described elsewhere in this Schedule 13D.

Item 7.      Material to Be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated as of November 12, 2009, by and among Diversified Private Equity Corporation and Scott L. Mathis.

Exhibit B:
Stock Purchase Agreement by and among Diversified Private Equity Corporation and Mercari Communications Group, Ltd. and Kanouff, LLL and Underwood Family Partners, Ltd. dated November 9, 2009 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 10, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2009

DIVERSIFIED PRIVATE EQUITY CORPORATION

By: /s/ Ronald S. Robbins
Name: Ronald S. Robbins Title: Executive Vice President and Chief Operating Officer

/s/ Scott L. Mathis
Scott L. Mathis

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock, par value $0.00001 per share, of Mercari Communications Group, Ltd., a Colorado corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: November 12, 2009

DIVERSIFIED PRIVATE EQUITY CORPORATION

By: /s/ Ronald S. Robbins
Name: Ronald S. Robbins Title: Executive Vice President and Chief Operating Officer

/s/ Scott L. Mathis
Scott L. Mathis